UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Young Innovations, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

987520 10 3

(CUSIP Number)

George E. Richmond
c/o Young Innovations, Inc.
13705 Shoreline Court East
Earth City, Missouri 63045
(314) 344-0010

Copy to:

John P. Tamisiea, Esq.
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, Illinois  60606-5096
(312) 372-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 987520 10 3
1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) George E. Richmond*
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,345,691
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,345,691
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,345,691
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*Shares held through The George E. Richmond 2006 Irrevocable Trust, The George E. Richmond Trust Under Agreement dated January 14, 1975, and Richmond Foundation.

CUSIP No. 987520 10 3
1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred E. Brennan
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,345,691
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,345,691
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,345,691
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 987520 10 3
1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arthur L. Herbst, Jr.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,345,691
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,345,691
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,345,691
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.                      Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Statement”) relates is the Common Stock, par value $0.01 per share (“Common Stock”), of Young Innovations, Inc., a Missouri corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 13705 Shoreline Court East, Earth City, Missouri 63045.

Item 2.                      Identity and Background.

(a) Name of Person filing this Statement:

This Statement is being filed by the following persons (collectively, the “Reporting Persons”): (i) George E. Richmond, (ii) Alfred E. Brennan, and (iii) Arthur L. Herbst, Jr.

The Reporting Persons are filing this Statement because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Statement.

(b) Residence or Business Address:

The principal business address and principal office of the Reporting Persons is 13705 Shoreline Court East, Earth City, Missouri 63045.

(c) Present Principal Occupation and Employment:

The principal occupation of George E. Richmond is serving as Vice Chairman of the Board of the Issuer.

The principal occupation of Alfred E. Brennan is serving as Chief Executive Officer and Chairman of the Board of the Issuer.

The principal occupation of Arthur L. Herbst, Jr. is serving as President and Chief Financial Officer of the Issuer.

(d) Criminal Convictions:

None of the Reporting Persons have been charged or convicted in a criminal proceeding during the last five years excluding traffic violations or similar misdemeanors.

(e) Civil Proceedings:

None of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where, as a result of such proceeding, such Reporting Person was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f) Citizenship:

Each of the Reporting Persons is a citizen of the United States.

Item 3.                      Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4.                      Purpose of Transaction.

On December 3, 2012, the Issuer entered into an Agreement and Plan of Merger by and among the Issuer, Young Innovations Holdings LLC, a Delaware limited liability company (“Parent”) and YI Acquisition Corp., a Missouri corporation and wholly owned subsidiary of Parent (“Merger Sub”), providing for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. Parent and Merger Sub are affiliates of Linden Capital Partners, a private equity firm.

At the effective time of the Merger, each share of the Issuer’s common stock issued and outstanding immediately prior to the effective time (other than shares (i) held by the Issuer in treasury, (ii) owned by Parent or Merger Sub or any of their respective affiliates, or (iii) held by shareholders who have exercised and not withdrawn a demand for appraisal rights under Missouri law) will be cancelled and converted automatically into the right to receive $39.50 in cash (the “Merger Consideration”), without interest and subject to any tax withholding.

Consummation of the Merger is subject to various closing conditions, including the adoption of the Merger Agreement by the holders of at least two-thirds (2/3) of the outstanding shares of the Issuer’s common stock entitled to vote on the Merger, certain regulatory approvals and the absence of certain legal impediments.

Parent and Merger Sub have obtained equity and debt financing commitments for the transaction contemplated by the Merger Agreement. Subject to the terms and conditions set forth in the financing commitment, funds affiliated with Linden Capital Partners II LP (the “Sponsor”) and other investors have committed to invest, directly or indirectly, at or immediately prior to the consummation of the Merger, an aggregate of $125,000,000 in Parent or Merger Sub, solely for the purpose of (i) funding the aggregate Merger Consideration, and (ii) paying all related fees and expenses pursuant to, and in accordance with, the Merger Agreement. The Sponsor has also agreed to guarantee certain obligations of Parent and Merger Sub under the Merger Agreement, on the terms and subject to the conditions set forth in a sponsor guarantee in favor of the Issuer, including the payment of any reverse termination fee and specified costs and expenses that may become payable by Parent.

In connection with the Merger, Madison Capital Funding LLC, Golub Capital LLC, on behalf of itself and/or one or more of its affiliates and Ares Capital Corporation have committed to provide senior secured financing facilities in an aggregate amount of $140.0 million (the “Senior Debt Facilities”) on the terms and conditions set forth in a debt commitment letter.  The Senior Debt Facilities will consist of a $130.0 million term loan facility and a $10.0 million revolving credit facility.  In addition, Maranon Capital, L.P., Audax Mezzanine Fund III, L.P. and CFIG Polished Co-Invest SPV, LLC have committed to provide a mezzanine financing facility in an aggregate amount consisting of $65.0 million of Senior Subordinated Notes on the terms and conditions set forth in a debt commitment letter.

The aggregate proceeds from the equity and debt financing commitments are expected to be sufficient for Parent to finance the transactions contemplated by the Merger Agreement.

In connection with the execution of the Merger Agreement, The George E. Richmond 2006 Irrevocable Trust, The George E. Richmond Trust Under Agreement dated January 14, 1975, Richmond Foundation, Alfred E. Brennan, and Arthur L. Herbst, Jr. (collectively, the “Shareholders”) entered into a Voting Trust Agreement, dated December 3, 2012, with Parent, as voting trustee, in favor of Parent and Merger Sub (the “Voting Trust Agreement”).  In accordance with the Voting Trust Agreement, the Shareholders placed an aggregate of 2,345,691 shares of the Issuer’s common stock into a voting trust, which is administered by Parent. Under the terms of the Voting Trust Agreement, Parent has the right, subject to the provisions of the Voting Trust Agreement, to exercise all rights and powers of a shareholder in respect of the shares deposited thereunder. The voting trusts will terminate upon the earlier to occur of: (i) termination by Parent in writing; (ii) upon the dissolution or written resignation of Parent; (iii) upon the Shareholders selling all of the shares subject to the voting trust; (iv) a Change of Recommendation (as defined in the Merger Agreement); (v) the entry without the prior written consent of the Shareholders into any amendment or modification to the Merger Agreement or any waiver of any of the Issuer’s rights under the Merger Agreement, in each case, that results in a decrease in the merger consideration; (vi) the date of termination of the Merger Agreement; or (vii) March 29, 2013.

The foregoing description of the Merger Agreement and the Voting Trust Agreement does not purport to be a complete description and is qualified in its entirety by reference to the Merger Agreement and Voting Trust

Agreement, which are filed as Exhibit 2.1 and 10.1, respectively, to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on December 4, 2012 and incorporated herein by reference.

Item 5.                      Interests of Securities of the Issuer.

(a) and (b)                      The information contained on pages 1-3 to this Schedule and set forth in Item 4 hereof is incorporated herein by reference.

Percentages set forth in this Statement were calculated based on 7,916,202 shares outstanding as of October 31, 2012, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2012.

(c)           The Reporting Persons have not engaged in any transaction during the past 60 days involving shares of Common Stock, except, as described in Item 4.

(d)           None

(e)           Not applicable

Item 6.                      Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Item 7.                      Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Schedule:

Exhibit Number	Description
1.	Joint Filing Agreement
2.
Agreement and Plan of Merger, dated as of December 3, 2012, by and among Young Innovations Holdings LLC, YI Acquisition Corp. and Young Innovations, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Young Innovations, Inc. with the SEC on December 4, 2012)

3.
Voting Trust Agreement, dated December 3, 2012, by and among Young Innovations Holdings LLC, The George E. Richmond 2006 Irrevocable Trust, The George E. Richmond Trust Under Agreement dated January 14, 1975, Richmond Foundation, Alfred E. Brennan, and Arthur L. Herbst, Jr. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Young Innovations, Inc. with the SEC on December 4, 2012)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ George E. Richmond
Date: December 13, 2012		George E. Richmond

	By:	/s/ Alfred E. Brennan
Date: December 13, 2012		Alfred E. Brennan

	By:	/s/ Arthur L. Herbst, Jr.
Date: December 13, 2012		Arthur L. Herbst, Jr.

EXHIBIT INDEX

Exhibit Number	Description
1.	Joint Filing Agreement
2.
Agreement and Plan of Merger, dated as of December 3, 2012, by and among Young Innovations Holdings LLC, YI Acquisition Corp. and Young Innovations, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Young Innovations, Inc. with the SEC on December 4, 2012)

3.
Voting Trust Agreement, dated December 3, 2012, by and among Young Innovations Holdings LLC, The George E. Richmond 2006 Irrevocable Trust, The George E. Richmond Trust Under Agreement dated January 14, 1975, Richmond Foundation, Alfred E. Brennan, and Arthur L. Herbst, Jr. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Young Innovations, Inc. with the SEC on December 4, 2012)

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and any amendments to it with respect to the common stock, par value $0.01 per share, of Young Innovations, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to those joint filings.

	By:	/s/ George E. Richmond
Date: December 13, 2012		George E. Richmond

	By:	/s/ Alfred E. Brennan
Date: December 13, 2012		Alfred E. Brennan

	By:	/s/ Arthur L. Herbst, Jr.
Date: December 13, 2012		Arthur L. Herbst, Jr.